Exhibit 99.2

Management's Discussion and Analysis

Aurinia
Pharmaceuticals

Q1 | 18

First Quarter

Ended March 31, 2018

Aurinia
Pharmaceuticals

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FIRST QUARTER ENDED MARCH 31, 2018

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information on the activities of Aurinia Pharmaceuticals Inc. and its subsidiaries on a consolidated basis and should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2018 and our annual MD&A and audited financial statements for the year ended December 31, 2017. In this MD&A, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.
All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. This document is current in all material respects as of May 8, 2018.
The financial information contained in this MD&A and in our unaudited interim condensed consolidated financial statements has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements including International Accounting Standards 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee on May 8, 2018. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our product and the timing or magnitude of those events, as they are inherently risky and uncertain.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding our future prospects and make informed investment decisions.
These forward-looking statements, made in this MD&A, may include, without limitation:

•	our belief that the Phase IIb lupus nephritis AURA- LV ("AURA") clinical trial had positive results;

•	our belief that we have sufficient cash resources to adequately fund operations through Phase III lupus nephritis ("AURORA") clinical trial results and regulatory submission;

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our belief that confirmatory data generated from the single AURORA clinical trial and the recently completed AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such, including the New Drug Application ("NDA") submission in the United States;

•	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our current forecast for the cost of the AURORA clinical trial and the continuation study;

•	our intention to seek regulatory approvals in the United States, Europe and Japan for voclosporin and anticipated timing of receiving approval;

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our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis ("LN") outside of Japan;

•	our belief in voclosporin being potentially a best-in-class CNI (as defined below) with robust intellectual property exclusivity and the benefits over existing commercially available CNIs;

•
our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including focal segmental glomerulosclerosis ("FSGS"), and keratoconjunctivitis sicca ("Dry Eye Syndrome" or "DES");

•	our intention to initiate a Phase II clinical trial for voclosporin in FSGS patients and the timing for commencement and for data availability for the same;

•	our intention to commence a Phase IIa tolerability study of voclosporin ophthalmic solution ("VOS") and the timing for commencement and for data availability for the same;

•	statements concerning the anticipated commercial potential of voclosporin for the treatment of LN, FSGS and DES;

•	our belief that the expansion of the renal franchise could create significant value for shareholders;

•	our intention to use the net proceeds from financings for various purposes;

•	our belief that our current financial resources are sufficient to fund existing programs, the new indication expansion and new product development work and supporting operations into 2020;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	statements concerning partnership activities and health regulatory discussions;

•	statements concerning the potential market for voclosporin;

•	our ability to take advantage of financing opportunities if and when needed;

•	our belief that VOS has the potential to compete in the multi-billion-dollar human prescription dry eye market; and

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product;

•	our strategy to become a global biopharmaceutical company;

•	our plan to do a 104-week blinded continuation study;

•	our plan to conduct a confirmatory drug-drug interaction study ("DDI Study");

•	our plan to study with pediatric patients; and

•	our plans to expand our voclosporin renal franchise to include FSGS and minimal change disease ("MCD").
Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

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the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with Aurinia’s clinical trials;

•	the assumption the regulatory requirements and commitments will be maintained;

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the assumption that we will be able to meet Good Manufacturing Practice (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

•	the assumptions on the market;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

•	the assumptions relating to the capital required to fund operations through AURORA clinical trial results and regulatory submission.
It is important to know that:

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actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

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forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•
difficulties in meeting GMP standards and the manufacturing and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

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difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency, U.S. Food and Drug Administration ("FDA") and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	not being able to extend our patent portfolio for voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	the market for the LN business may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other enforcement actions;

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we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payers for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as require by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information on risks and uncertainties in respect of the Company and our business, please see the "Risks and Uncertainties" section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.
Additional information related to Aurinia, including our most recent Annual Information Form ("AIF"), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or the U.S. Securities and Exchange Commission’s ("SEC") Electronic Document Gathering and Retrieval System ("EDGAR") website at www.sec.gov/edgar.

OVERVIEW
THE COMPANY
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. We are currently developing voclosporin, an investigational drug, for the treatment of LN, FSGS, and DES.
Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Aurinia has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the NASDAQ Global Market ("NASDAQ") under the symbol "AUPH" and on the Toronto Stock Exchange ("TSX") under the symbol "AUP".
We have the following wholly-owned subsidiaries: Aurinia Pharma U.S., Inc., (Delaware incorporated) and Aurinia Pharma Limited (United Kingdom incorporated).

BUSINESS OF THE COMPANY
We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN, FSGS and DES. Voclosporin is a next generation calcineurin inhibitor ("CNI") which has clinical data in over 2,400 patients across multiple indications. It has also been previously studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).
Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.
Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil ("MMF"), although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses.

Voclosporin also potentially stabilizes disease modifying podocytes, which protects against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13 - 70 mg administered twice a day ("BID"). The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.
Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN are as follows:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and

•	limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.

Our target launch date for voclosporin as a treatment for LN is late 2020 or early 2021.
Lupus Nephritis
Lupus Nephritis ("LN") is an inflammation of the kidney caused by systemic lupus erythematosus ("SLE") and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder. SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate ("eGFR"), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years (Chen et al., Clin J. Am Soc Neph., 2008). LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease ("ESRD"), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per patient (Carls et al., JOEM., Volume 51, No. 1, January 2009).
Focal Segmental Glomerulosclerosis
Focal segmental glomerulosclerosis ("FSGS") is a lesion characterized by persistent scarring identified by biopsy and proteinuria. FSGS is a cause of Nephrotic Syndrome ("NS") and is characterized by high morbidity. NS is a collection of symptoms that indicate kidney damage, including: large amounts of protein in the urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response and reduction of proteinuria is thought to be critical to long-term kidney health and outcomes.
FSGS is likely the most common primary glomerulopathy leading to ESRD. The incidence of FSGS and ESRD due to FSGS are increasing as time goes on. Precise estimates of incidence and prevalence are difficult to determine. According to NephCure Kidney International, more than 5400 patients are diagnosed with FSGS every year; however, this is considered an underestimate because a limited number of biopsies are performed. The number of FSGS cases are rising more than any other cause of NS and the incidence of FSGS is increasing through disease awareness and improved diagnosis.  FSGS occurs more frequently in adults than in children and is most prevalent in adults 45 years or older. FSGS is most common in people of African American and Asian descent. It has been shown that the control of proteinuria is important for long-term dialysis-free survival of these patients. Currently, there are no approved therapies for FSGS in the United States or the European Union.
Dry Eye Syndrome
Dry Eye Syndrome ("DES"), or keratoconjunctivitis sicca, is a chronic disease in which a lack of moisture and lubrication on the eye’s surface results in irritation and inflammation of the eye. DES is a multifactorial, heterogeneous disease estimated to affect greater than 20 million people in the United States (Market Scope, 2010 Comprehensive Report on The Global Dry Eye Products Market).

STRATEGY
Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharma company with a focused renal autoimmune franchise.
The key elements of our corporate strategy include:

•	Advancing voclosporin through a robust AURORA clinical trial with anticipated completion of this trial in the fourth quarter of 2019;

•	Initiating a Phase II proof of concept trial for the additional renal indication of FSGS;

•	Evaluate other voclosporin indications - while we intend to deploy our majority of operational and financial resources to develop voclosporin for LN; and

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Upon completion of the Phase IIa tolerability study of VOS, we will look at all options to create value with our proprietary nanomicellar ocular formulation of voclosporin in the human health field including, but not limited to, further development, out-licensing or divestiture while remaining focused on our nephrology efforts.

CORPORATE AND CLINICAL DEVELOPMENTS IN 2018
AURORA Clinical Trial
We achieved a significant milestone in the second quarter of 2017 with the initiation of patient randomization for our AURORA clinical trial. We have 212 clinical trial sites activated and able to enroll patients around the globe. An aggressive patient recruitment program for this trial is ongoing. We believe AURORA continues to be on track to complete enrollment in the fourth quarter of 2018. Topline data from AURORA is expected in late 2019. We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for a New Drug Application ("NDA") submission with the FDA following a successful completion of the AURORA clinical trial. Additionally, under voclosporin’s fast-track designation, we intend to utilize a rolling NDA process. We are actively putting together an NDA and expect to gain agreement with the FDA to submit the first module (the non-clinical module) in the second half of 2018. We plan to submit the Chemistry, Manufacturing, and Controls ("CMC") module in the first half of 2019, and the clinical module in the first half of 2020.
The AURORA clinical trial is a global 52-week double-blind, placebo-controlled study of 324 patients to evaluate whether voclosporin added to standard of care can increase overall renal response rates in the presence of low dose steroids.
Patients are being randomized 1:1 to either of: (i) 23.7 mg voclosporin BID and MMF, or (ii) MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA will be comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	urine protein-creatinine ratio (“UPCR”) of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 16-24) and;

•	no administration of rescue medications.

Patients completing the AURORA trial will then have the option to roll-over into a 104-week blinded continuation study. The data from the continuation study will allow us to assess long-term outcomes in LN patients that will be valuable in a post-marketing setting in addition to future interactions with various regulatory authorities. This continuation study is not required for NDA submission for voclosporin in LN.

In order to enhance and complete the clinical dossier, we plan to conduct a confirmatory drug-drug interaction study ("DDI Study") between voclosporin and MMF. Legacy CNI's , such as cyclosporin A, impact MMF concentrations , and our goal with this short study is to confirm the insignificant impact of voclosporin upon MMF concentrations that were previously seen in a renal transplant study. In order to achieve a more meaningful DDI study, we will conduct the study with SLE patients rather than with healthy volunteers as originally proposed. As a result, the commencement of the DDI study will likely occur later this year. In this study patients will be monitored for a period of two weeks. We believe the results of this study will add to our knowledge of voclosporin in a multi-targeted therapeutic approach and should have no impact on our submission timeline or the potential approval of voclosporin.
We also intend to complete a study of voclosporin in pediatric patients after FDA approval of an indication for adults with LN.
New Voclosporin Indications - FSGS and DES
We have strategically developed a plan to expand our voclosporin renal franchise to include FSGS. Additionally, we are also evaluating our proprietary nanomicellar VOS for the treatment of DES. The advancement of these new indications, in addition to LN, represents an expansion of our strategy, pipeline and commercial opportunities.
FSGS
Our clinical data in LN demonstrated that voclosporin decreased proteinuria, which is also an important disease marker for FSGS. Furthermore, voclosporin appears to demonstrate a more predictable pharmacology and an improved lipid and metabolic profile over legacy calcineurin inhibitors, which have shown efficacy in treating autoimmune disorders similar to those we are targeting.

A Phase II proof-of-concept study in FSGS is expected to initiate in June, 2018. Start-up activities were underway in the first quarter ended March 31, 2018 for this trial which will be an open-label study of approximately 20 treatment-naive patients. We submitted our IND to the FDA in the first quarter of 2018. We received agreement from the FDA with regards to the guidance we provided on this study and the IND is now active. As we are essentially enrolling newly diagnosed patients. and this is a rare disease, we expect enrollment could take up to twelve months, however, we intend to have planned interim data readouts throughout the course of the trial in 2019.
DES
We also expect to initiate a Phase IIa head to head tolerability study of voclosporin ophthalmic solution (“VOS”) versus Restasis® (cyclosporine ophthalmic emulsion 0.05%) for the treatment of DES in June 2018, with data expected to be available by the end of 2018. Start-up activities commenced in the first quarter ended March 31, 2018.

This will be a four week study of approximately 90 patients. Upon productive meetings with FDA, we re-activated our existing IND and are aligned to proceed. We believe calcineurin inhibitors (“CNIs”) are a mainstay of treatment for DES, and the goal of this program is to develop a best-in-class treatment option, and upon completion, we will look to evaluate strategic alternatives for this asset.

The topical formulation, VOS, has shown evidence of efficacy in our partnered canine studies and in a small human Phase I study (n=35), supporting its development for the treatment of DES. Animal safety toxicology studies were previously completed in rabbit and dog models, and additional animal safety toxicology studies are planned prior to the initiation of Phase III evaluation.
Completed preclinical and human Phase Ib studies using our nanomicellar VOS formulation have shown encouraging results in terms of delivery of active drug to the target tissues of the eye. The nanomicellar formulation enables high concentrations of voclosporin to be incorporated into a preservative-free solution for local delivery to the ocular surface. This has been shown to potentially improve efficacy, dosing frequency and tolerability versus the current treatments for DES. We therefore believe VOS has a differentiated product profile with long patent life that has the potential to compete in the multi-billion-dollar human prescription dry eye market.
Changes to Board
On February 21, 2018 we appointed Michael Hayden, CM, OBC, MB, ChB, PhD, FRCP (C), FRSC to our board of directors (the "Board"). Dr. Hayden was most recently the President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. Dr. Hayden is the co-founder of three biotechnology companies, including Aspreva, and currently sits on several boards. Dr. Hayden is a celebrated researcher, having focused his research primarily on genetic diseases.
On February 7, 2018 we appointed Joseph P. "Jay" Hagan to our Board. Mr. Hagan is currently the President and Chief Executive Officer of Regulus Therapeutics, having previously held the positions of Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer.

RESULTS OF OPERATIONS
For the three months ended March 31, 2018, we reported a consolidated net loss of $15.48 million or $0.18 loss per common share, as compared to a consolidated net loss of $51.94 million or $0.92 loss per common share for the three months ended March 31, 2017.
We recorded an increase in the estimated fair value of derivative warrant liabilities of $2.63 million for the three months ended March 31, 2018 compared to $40.78 million for the three months ended March 31, 2017. An increase in the estimated fair value of derivative warrant liabilities increases the consolidated net loss.
After adjusting for the non-cash impact of the revaluation of the warrant liabilities, the net loss before change in estimated fair value of derivative warrant liabilities for the three months ended March 31, 2018 was $12.85 million compared to $11.16 million for the three months ended March 31, 2017. The higher net loss before the increase in estimated fair value of derivative warrant liabilities in 2018 was due primarily to increases in research and development ("R&D") and corporate, administration and business development expenses for the three months ended March 31, 2018. We experienced higher activity levels primarily attributable to our AURORA clinical trial program.
R&D expenses
R&D expenses increased to $8.89 million for the first quarter ended March 31, 2018 compared to $7.32 million for the same period in 2017.
The increase in R&D expenses reflected the commencement of and ramp up of the AURORA clinical trial and activities in 2018, whereas the expenses in 2017 primarily reflected AURA Phase II clinical trial completion costs and planning costs for AURORA. R&D expenses for the three months ended March 31, 2018 also included costs associated with the planning and start up phases for the continuation study and the FSGS and DES Phase II trials. Direct AURORA trial costs were $5.77 million for the three months ended March 31, 2018 compared to $5.20 million for the three months ended March 31, 2017.

Clinical Research Organizations ("CROs") and other third party clinical trial expenses were $5.99 million for the three months ended March 31, 2018 compared to $5.58 million for the three months ended March 31, 2017. The increased costs primarily reflected higher CRO costs, including service fees and pass-through costs related to the AURORA trial.
Salaries, incentive pay and employee benefits were $1.08 million for the three months ended March 31, 2018 compared to $546,000 for the three months ended March 31, 2017. The increase reflected the hiring of eleven additional R&D employees over the past year, annual salary increases, and a higher incentive pay accrual resulting from the additional personnel numbers.
We recorded a non-cash stock compensation expense of $784,000 for the three months ended March 31, 2018 compared to $159,000 for the same period in 2017 for stock options granted to R&D personnel. See stock-based compensation expense section below for more details.
Drug supply and distribution costs were $712,000 for the three months ended March 31, 2018 compared to $805,000 for the three months ended March 31, 2017. These costs were primarily for encapsulating, packaging and distribution of the drug supply for the AURORA trial for both periods.
Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications increased to $328,000 for the three months ended March 31, 2018 compared to $230,000 for the three months ended March 31, 2017. The increase reflected higher expenses, particularly for travel, related to the AURORA program.
Corporate, administration and business development expenses
Corporate, administration and business development expenses increased to $3.79 million for the three months ended March 31, 2018 compared to $3.43 million for the three months ended March 31, 2017.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $1.33 million for the three months ended March 31, 2018 compared to $1.08 million for the same period in 2017. See the section on stock-based compensation expense below for further discussion.
Salaries, incentive pay, director fees and employee benefits (excluding stock compensation expense noted above) were $1.22 million for the three months ended March 31, 2018 compared to $1.34 million for the same period in 2017. The decrease reflected that the 2017 comparative figure included a severance accrual of $519,000 for the previous CEO partially offset by the payroll costs in 2018 for five additional employees hired over the past year, higher incentive pay accruals for the three months ended March 31, 2018, annual salary increases for employees effective January 1, 2018 and higher director fees.
Professional and consulting fees were $502,000 for the three months ended March 31, 2018 compared to $435,000 for the same period in 2017.
Rent, insurance, information technology, communications and other public company operating costs increased to $482,000 for the three months ended March 31, 2018 compared to $329,000 for the three months ended March 31, 2017. The increases reflected overall higher activity levels, higher staff numbers, and higher director and officer insurance costs commensurate with conducting a Phase III clinical trial.
Travel, tradeshows and sponsorships expenses increased slightly to $263,000 for the three months ended March 31, 2018 compared to $242,000 for the three months ended March 31, 2017.
Stock-based compensation expense
For stock option plan information and outstanding stock option details refer to note 6 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018.
We granted 2.98 million stock options for the three months ended March 31, 2018 at a weighted average exercise price of CA$6.53 compared to 1.97 million stock options at a weighted average exercise price CA$4.22 for the three months ended March 31, 2017. For the three months ended March 31, 2018, the granted stock options were allocated 1.66 million to corporate, administration and business development personnel, and 1.32 million to R&D personnel. For the three months ended March 31, 2017, the granted stock options were allocated 1.53 million to corporate, administration and business development personnel, and 440,000 to R&D personnel.
Application of the fair value method resulted in charges to stock-based compensation expense of $2.11 million for the three months ended March 31, 2018 compared to $1.24 million for the three months ended March 31, 2017 with corresponding credits to contributed surplus. For the three months ended March 31, 2018, stock compensation expense has been allocated to R&D expense in the amount of $784,000 (2017 – $159,000) and corporate, administration and business development expense in the amount of $1.33 million (2017 – $1.08 million).
The increase in stock-based compensation expense for the three months ended March 31, 2018 compared to the same period in 2017 related to the following:

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an increase in the number of options granted in 2018 resulting from the increase in the number of employees from the comparable period in 2017 and increases in the number of options granted to specific employees in 2018 from that same period in 2017; and

•
an increase in the weighted average of the fair value of the stock options granted to $2.33 per common share in 2018 from $2.14 in 2017 due to the increases in our share price and in the interest rate used in calculating the fair value of the options granted during the three months ended March 31, 2018 compared to the same period in 2017.

Amortization of intangible assets
Amortization of intangible assets was $396,000 for the three months ended March 31, 2018 compared to $357,000 recorded for the three months ended March 31, 2017.
Other expense (income)
We recorded other income of $200,000 for the three months ended March 31, 2018 compared to other expense of $75,000 for the three months ended March 31, 2017.
Other expense (income) was primarily comprised of the following items:

•	interest income of $240,000 for the three months ended March 31, 2018 compared to $76,000 of interest income of the three months ended March 31, 2017;

•
revaluation expense adjustment on long term contingent consideration to ILJIN SNT Co., Ltd. ("ILJIN") of $89,000 for the three months ended March 31, 2018 compared to $125,000 for the three months ended March 31, 2017. The contingent consideration is more fully discussed in note 5 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017; and

•	foreign exchange gain of $49,000 for the three months ended March 31, 2018 compared to a foreign exchange loss of $25,000 for the three months ended March 31, 2017.
Change in estimated fair value of derivative warrant liabilities
We recorded a non-cash increase in estimated fair value of derivative warrant liabilities of $2.63 million for the three months ended March 31, 2018 compared to a non-cash increase of $40.78 million for the same period in 2017. These revaluations fluctuate based primarily on the market price of our common shares. Derivative warrant liabilities are more fully discussed in the section “Critical Accounting Estimates and Judgments” and note 5 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018.
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability due to the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.
The derivative warrant liabilities will ultimately be eliminated on the exercise or forfeiture of the warrants and will not result in any cash outlay by Aurinia.
On December 28, 2016, we completed a $28.75 million bought deal public offering (the "December Offering"). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a "Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering the common shares underlying the Warrants, or the prospectus contained therein is not available for the issuance of the common shares underlying the Warrants to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of common shares issued per Warrant. There can be no certainty that we will have an effective registration statement in place over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as derivative warrant liabilities.
At March 31, 2018, there were 3.52 million Warrants outstanding. There was no change in the number of warrants outstanding for the three months ended March 31, 2018.
On February 14, 2014, we completed a $52 million private placement (the "Private Placement"). Under the terms of the Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (the "2014 Warrants"), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the 2014 Warrants issued pursuant to the Private Placement may elect, in lieu of exercising the 2014 Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the 2014 Warrants based on the number of 2014 Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a 2014 Warrant holder exercises this option, there will be variability in the number of common shares issued per Warrant.

At March 31, 2018, there were 1.74 million 2014 Warrants outstanding. There was no change in the number of warrants outstanding during the three months ended March 31, 2018.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2018, we had cash and short term investments on hand of $159.13 million compared to $173.46 million at December 31, 2017.
We are in the development stage and are devoting substantially all of our operational efforts and financial resources towards the clinical development of our late stage drug, voclosporin, which includes the completion of the AURORA trial. As at March 31, 2018, we had net working capital of $156.67 million compared to $167.10 million as at December 31, 2017. For the three months ended March 31, 2018, we reported a loss of $15.48 million and a cash outflow from operating activities of $14.38 million. As at March 31, 2018, we had an accumulated deficit of $367.32 million.
We believe that our cash position is sufficient to fund our existing LN program, our planned Phase II studies in FSGS and DES, and supporting operations into 2020. Our cash position provides funding to finish the AURORA trial with estimated costs to complete of approximately $47 million and complete the regulatory NDA submission with the FDA in early 2020 based on our current expected time-lines. The current estimate of the clinical cost of the continuation study is in the range of $20 million to $25 million spread out over approximately the next three years, with approximately $17 million expected to be incurred during the period into 2020. In addition, our cash will allow us to conduct our planned Phase II studies for voclosporin in FSGS and VOS for DES, and the DDI study while also funding our supporting corporate, administration and business development activities and working capital needs during this period.
Sources and Uses of Cash:

	Three months ended March 31, 2018	Three months ended March 31, 2017	Increase (Decrease) (in thousands)
	$	$	$
Cash used in operating activities	(14,380)	(9,715)	(4,665)
Cash provided by (used in) investing activities	(20,022)	(3,048)	(16,974)
Cash provided by financing activities	—	172,180	(172,180)
Net increase (decrease) in cash and cash equivalents	(34,402)	159,417	(193,819)
Net cash used in operating activities for the three months ended March 31, 2018 was $14.38 million, an increase of $4.66 million, from cash used in operating activities of $9.72 million for the three months ended March 31, 2017. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities including prepaid expenses, deposits and other and accounts payable and accrued liabilities.
Cash used in investing activities for the three months ended March 31, 2018 was $20.02 million compared to cash used in investing activities of $3.05 million for the three months ended March 31, 2017. The change in these amounts primarily related to movements within our short term investment portfolio which was comprised of bonds and treasury notes.
Cash generated from financing activities for the three months ended March 31, 2018 was $NIL compared to cash generated by financing activities of $172.18 million for the three months ended March 31, 2017. Cash generated from financing activities for the three months ended March 31, 2017 included net proceeds of $162.32 million from our March 20, 2017 financing, $8.88 million from the exercise of warrants and $980,000 from the exercise of stock options.
Use of Financing Proceeds
December Offering
On December 28, 2016, we completed the December Offering for net proceeds of $26.14 million, the net proceeds of which are to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for working capital and corporate purposes.

March Offering
On March 20, 2017, we completed the March Offering for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes.
A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
December 28, 2016 Offering:
Clinical and non-clinical development of voclosporin	21,700	21,700
Working capital and corporate matters	4,442	3,492
Subtotal:	26,142	25,192

March 20, 2017 Offering:
R&D activities	123,400	16,493
Working capital and corporate matters	38,924	—
Subtotal:	162,324	16,493

Total:	188,466	41,685

To March 31, 2018, there have been no material variances from how we disclosed we were going to use the proceeds from the above noted offerings and thus, there is no material impact on the ability to achieve our business objectives and milestones. As noted in the table above, we have yet to deploy a significant amount of the funds raised in the March 20, 2017 offering as they are allocated mainly to ongoing costs associated with our Phase III program, including the AURORA clinical trial, for voclosporin in LN.

CONTRACTUAL OBLIGATIONS
We have the following contractual obligations as at March 31, 2018:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)	More than five years (in thousands)
	$	$	$	$	$
Operating lease obligations (1)	166	144	22	—	—
Purchase obligations (2)	9,457	8,989	468	—	—
Accounts payable and accrued liabilities	5,121	5,121	—	—	—
Contingent consideration to ILJIN (3)	3,881	72	3,809	—	—
Total	18,625	14,326	4,299	—	—

(1)	Operating lease obligations are comprised of the future minimum lease payments for our premises.

(2)
We have entered into contractual obligations for services and materials required for the AURORA clinical trial, drug supply, and other R&D activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 4 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018.
As at March 31, 2018 we are party to agreements with CROs, central laboratories and other third party service providers providing services to us for the AURORA trial and other R&D activities. Corresponding anticipated expenses over the next twelve months total approximately $30 -$40 million.

RELATED PARTY TRANSACTIONS
Stephen P. Robertson, a partner at Borden Ladner Gervais ("BLG") acts as the Company’s corporate secretary. We incurred legal fees in the normal course of business to BLG of $61,000 for the three months ended March 31, 2018 compared to $98,000 for the three months ended March 31, 2017. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding fair value of contingent consideration payable to ILJIN SNT Co., Ltd., an affiliated shareholder and related party, is the result of an Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. The contingent consideration payable to ILJIN is more fully discussed in note 4 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS
We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.
Critical estimates in applying the Company’s accounting policies
Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.
The fair value estimates at March 31, 2018 were based on a discount rate of 10% (December 31, 2017 - 10%) and a presumed payment range between 50% and 74% (December 31, 2017 - 50% and 75%). The fair value of this contingent consideration as at March 31, 2018 was estimated to be $3.88 million (December 31, 2017 - $3.79 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.
The passage of time resulted in a revaluation of contingent consideration expense of $89,000 (March 31, 2017 - $125,000).
This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value ("NPV") of the obligation by approximately $593,000 as at March 31, 2018. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $593,000 as at March 31, 2018. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $198,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $213,000.
Derivative Warrant Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of common shares being issued are considered derivative liabilities and therefore measured at fair value.
We use the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of our common shares and the expected life of the warrants. The impact of changes in key assumptions are noted below.
These derivative warrant liabilities are Level 3 recurring fair value measurements.

The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2.49 million as at March 31, 2018. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2.43 million. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $436,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $427,000 as at March 31, 2018.
Fair value of stock options
Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility.
If the stock price volatility was higher by a factor of 10% on the option grant dates for the three months ended March 31, 2018, this would have increased annual stock compensation expense by approximately $109,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $94,000.
We used the Black-Scholes option pricing model to estimate the fair value of the options granted for the three months ended March 31, 2018 and 2017.
We consider historical volatility of our common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
Critical judgments in applying the Company’s accounting policies
For the three months ended March 31, 2018, there were no changes to our critical judgments in applying the Company's accounting policies from those disclosed in our year ended December 31, 2017 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES
The information noted below discusses the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 2 Share-based payment on our financial statements and discloses the new accounting policies that have been applied from January 1, 2018, where they are different to those applied in prior periods.
IFRS 9 Financial Instruments - Impact of adoption
The adoption of IFRS 9 Financial Instruments using the modified retrospective approach on January 1, 2018 (the date of initial application of IFRS 9) results in a change in accounting policy. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassification of financial assets have therefore been recognized in the opening balance sheet on January 1, 2018. The new standard introduces expanded disclosure requirements and changes in presentation, these have minimally impacted the nature and extent of our disclosures. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for (i) classification and measurement, (ii) impairment, and (iii) hedge accounting.
Classification and measurement
On January 1, 2018 we have assessed which business models apply to the financial assets held by the Company and have classified our financial instruments into the appropriate IFRS 9 categories. There was no impact to the financial liabilities held by the Company.
Cash and cash equivalents, short term investments and accounts receivable are recorded initially at fair value and subsequently at amortized cost using the effective interest method less any provisions for impairment.
The impact to short term investments due to the classification of these assets in accordance with IFRS 9 is outlined below:

	Short term investments	Accumulated other comprehensive loss
Balance at December 31, 2017 – IAS 39	7,833	883
Reclassify investments from available-for-sale to amortized cost	78	(78)
Balance at January 1, 2018 – IFRS 9	7,911	805
The investments held at December 31, 2017 were reclassified from available for sale to amortized cost. At January 1, 2018, the date of initial application, our business model is to hold investments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount. The fair value loss of $78,000 would have otherwise been recognized in other comprehensive income had the short term investments not been reclassified to amortized cost.
There was no impact to cash and cash equivalents and accounts receivable resulting from the adoption of IFRS 9.
Impairment of financial assets
The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. We have a nominal amount of accounts receivable, therefore, the change in impairment methodology due to the new standard does not have a significant impact on the financial statements. Our cash and cash equivalents and short term investments are also subject to the impairment requirements of IFRS 9, the identified impairment loss is not material.
Hedge Accounting
We had not entered into any hedges as at December 31, 2017 and have not undertaken hedging activities in the period ended March 31, 2018 therefore the hedge accounting section standard is not applicable to us at this time and does not have an impact on the financial statements.
IFRS 9 Financial Instruments - Accounting policies applied from January 1, 2018
Investments and other financial assets
Classification
From January 1, 2018 we classify our financial assets as to be measured at amortized cost. The classification depends on our business model for managing the financial assets and the contractual terms of the cash flows. We will reclassify the investments when and only when our business model for managing those assets changes.
Measurement
At initial recognition, we measure a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.
Subsequent measurement of debt instruments depends on the business model for managing the asset and the cash flow characteristics of the asset. Assets that are held for collection of contractual cash flows where those cash flows represent solely payment of principal and interest are measured at amortized cost. Interest income from these financial assets is included in financing income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income (expense), together with foreign exchange gains and losses.
Impairment
From January 1, 2018, we will assess on a forward-looking basis the expected credit losses associated with the Company's debt instruments carried at amortized cost and fair value through other comprehensive income (FVOCI). The impairment methodology applied depends on whether there has been a significant increase in credit risk. For receivables, we applied the simplified approach permitted by IFRS 9 which requires expected lifetime losses to be recognized from initial recognition of the receivables.
IFRS 15 Revenues from Contracts with Customers - Impact of adoption
The adoption of IFRS 15 Revenue from Contracts with Customers using the modified retrospective and the completed contract practical expedient approaches on January 1, 2018 (the date of initial application of IFRS 15) does result in a change in accounting policy. However, the adoption did not have a material impact on the financial statements, and as a result the 2017 comparatives are not required to be restated. The new standard replaces IAS 18, Revenue, IAS 11 Construction Contracts, and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria.
The modified retrospective approach results in the cumulative effect, if any, of adoption being recognized at the date of initial application. We currently have no product sales or significant sources of revenue, therefore there is no effect upon initial application.
IFRS 15 Revenues from Contracts with Customers - Accounting policies applied from January 1, 2018
We have agreements in specific regions with strategic partners. These agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts.
Once we determine that a contract exists and the contract is with a customer it identifies the performance obligations within the contract. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services and is the unit of account for recognizing revenue.

Next we determine the transaction price. The transaction price reflects the amount of consideration to which we expect to be entitled in exchange for the goods or services transferred. Management takes into account consideration that is variable and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
The transaction price is then allocated to the various performance obligations based on the relative standalone selling prices of the goods or services being provided.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a partner at a point in time or over time.
Revenues are recorded as described below:
Licensing revenues
License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when no significant future performance obligations and collectability of the fees is reasonably assured. These licenses provide a right to use our intellectual property. Upfront payments received at the beginning of licensing agreements when we have significant future performance obligations are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.
We recorded licensing revenue of $30,000 for the three month period ended March 31, 2018 ($30,000 - for the three month period ended March 31, 2017) related to the upfront license payment of $1,500,000 received in 2010 pursuant to the 3SBio, Inc. ("3SBio") license agreement. Under the agreement, our primary substantive obligations are to grant the license and transfer intellectual knowledge to 3SBio. Under the agreement, we are also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. The deferred licensing fee revenue is recognized on a straight-line basis as we satisfy the performance obligations over the life of the patents and the benefit to the customer transfers ratably throughout the patent life, which expires in 2022. As at March 31, 2018 $530,000 (December 31, 2017 - $560,000) of deferred revenue remains relating to this payment. We will provide commercial supply to 3SBio on a cost-plus basis and will receive ongoing royalties based on sales of voclosporin by 3SBio.
On April 17, 2017 we entered into an agreement with Merck Animal Health (“MAH”) whereby we granted them worldwide rights to develop and commercialize our patented nanomicellar VOS for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement, we received a technology access fee of $300,000. This agreement provided MAH with a right to use intellectual property. MAH was able to direct the use of and obtain substantially all of the benefits from the license at the time that control of the rights were transferred and therefore, the $300,000 technology access fee was recognized as revenue in fiscal 2017. We are eligible to receive further payments based on certain development and sales milestones and to receive royalties based on global product sales.
Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are forms of variable consideration and are only included in the transaction price when it is highly probable that a significant reversal will not occur when the uncertainty associated with the milestone is subsequently resolved. Therefore, milestone payments that do not meet the highly probable criteria are recognized as revenue when the milestones are achieved, collectability is assured, and when we have no significant future performance obligations in connection with the milestones.
Royalty payments
Royalty income is recognized on the accrual basis as they are earned and when collection is reasonably assured in accordance with the substance of the relevant agreement.
IFRS 2 Share-based payments - Impact of adoption
In June, 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. These amendments, which were developed through the IFRS Interpretations Committee, provide requirements on accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. We have evaluated the impact of these amendments and as a result have determined that there is no required change to our accounting policy related to share-based payments, and therefore no changes to the consolidated financial statements are required.
NEW ACCOUNTING STANDARD NOT YET ADOPTED
The following standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. We have elected to adopt IFRS 16 effective January 1, 2019. We are still assessing the potential impact that the adoption of IFRS 16 will have on our consolidated financial statements.
RISKS AND UNCERTAINTIES
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.
The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful and timely completion of our clinical program in LN, including the AURORA trial which is anticipated to be completed in the fourth quarter of 2019;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•
our ability to raise future financial resources when required. Future additional sources of capital could include payments from equity financings, debt financings, potential new licensing partners, and/or the monetization of our intangible assets.

A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on SEDAR and EDGAR.
Capital management
Our objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund R&D activities, corporate, administration and business development expenses and working capital requirements. This objective has remained the same from that of the previous year.
Over the past two years, we have raised capital via public and private equity offerings and drawdowns under two at the market facilities as our primary sources of liquidity.
As our policy is to retain cash to keep funds available to finance the activities required to advance our product development we do not currently pay dividends.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Financial instruments and Risks
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities.
We invest our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, as the majority of our funds were held in cash or cash equivalents ($131.23 million at March 31, 2018) or liquid interest bearing short term investments ($27.91 million at March 31, 2018).
Financial risk factors
Our activities can expose us to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.
Liquidity risk
Liquidity risk is the risk we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through the management of our capital structure and financial leverage, as discussed above in "Capital management". We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves our budget, as well as any material transactions out of the ordinary course of business. We invest our cash equivalents in U.S. denominated term deposits with 30 to 90-day maturities, and U.S. denominated short term investments consisting of bonds and treasury notes issued by banks and/or United States or Canadian governments with maturities not exceeding two years to ensure our liquidity needs are met.
All of our financial liabilities are due within one year except for the contingent consideration, as described in note 4 to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 and the derivative warrant liabilities, as described in note 5 to the interim condensed consolidated financial statements for the three months ended March 31, 2018.
Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of bank or government bonds with a maturity of two years or less. Accounts receivable, accounts payable and accrued liabilities bear no interest.
We manage our interest rate risk by maintaining the liquidity necessary to conduct operations on a day-to-day basis. Our exposure to interest rate risk as at March 31, 2018 was considered minimal as the majority of our financial resources were held as cash and cash equivalents.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. We regularly monitor the credit risk exposure and take steps to mitigate the likelihood of these exposures resulting in actual loss.
Foreign currency risk
We are exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the U.S. dollars and foreign currencies, primarily with the Canadian dollar, could affect our operating and financial results. The Company holds its cash reserves in U.S. dollars and the majority of its expenses, including clinical trial costs, are also denominated in U.S. dollars, which mitigates the risk of foreign exchange fluctuation.
The following table presents our exposure to the Canadian dollar:

		(in thousands)
	March 31, 2018 $	March 31, 2017 $
Cash and cash equivalents	53	415
Accounts receivable	16	36
Accounts payable and accrued liabilities	(820)	(977)
Net exposure	(751)	(526)

	Reporting date rate
	March 31, 2018 $	March 31, 2017 $
CA$ – US$	0.776	0.751
Based on our foreign currency exposure noted above, varying the foreign exchange rates to reflect a 10% strengthening of the Canadian dollar would have increased the net loss by $75,000 assuming all other variables remained constant. An assumed 10% weakening of the Canadian dollar would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Intellectual Property
Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business. We are pursuing certain avenues to expand the voclosporin patent portfolio, including a use patent strategy (which involves potential development of use patents driven by AURA Phase IIb data) and a manufacturing patent strategy (which involves potential development of manufacturing patents based on our manufacturing know-how).
As of March 31, 2018, we owned over 160 granted patents related to cyclosporine analogs, including granted United States patents, covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between late 2018 and 2024. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection

Certificate program in the European Union). Opportunities will also be available to add an additional six months of exclusivity related to pediatric studies which are currently being planned. In addition to patent rights, we also expect to receive "new chemical entity" exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe, of data exclusivity beyond the date of regulatory approval.
We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.
As of March 31, 2018, we also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2031. We also owned 15 corresponding granted patents and three corresponding patent applications in other jurisdictions.

CONTINGENCIES

i)
We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.

ii)
We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we do maintain liability insurance to limit our exposure.

iii)
We have entered into an agreement dated February 14, 2014 whereby we are required to pay a third party a royalty equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company. Should we sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then we would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

iv)
We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying unaudited interim condensed consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the three months ended March 31, 2018, there were no changes to our disclosure controls or to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, such controls.

UPDATED SHARE INFORMATION
As at May 8, 2018, the following class of common shares and equity securities potentially convertible into common shares were outstanding:

Common shares	84,200,000
Convertible equity securities
Derivative liability warrants	5,261,000
Other warrants	1,024,000
Stock options	7,842,000
Subsequent to March 31, 2018, we issued 148,000 common shares upon the exercise of 148,000 Warrants at a price of $2.77 per common share for proceeds of $411,000.

Quarterly Information
(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2018	2017				2016
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Revenues	30	31	29	329	30	29	30	54
Expenses:
Research and development	8,887	8,691	10,807	7,107	7,325	5,462	3,342	2,406
Corporate, administration and business development	3,791	3,118	2,650	2,901	3,427	2,227	1,716	1,835
Amortization of tangible and intangible assets	399	361	362	370	363	365	362	365
Other expense (income)	(200)	197	(315)	(152)	75	966	1,078	85
Total expenses	12,877	12,367	13,504	10,226	11,190	9,020	6,498	4,691
Net loss before change in estimated fair value of derivative warrant liabilities	(12,847)	(12,336)	(13,475)	(9,897)	(11,160)	(8,991)	(6,468)	(4,637)
Change in estimated fair value of derivative warrant liabilities	(2,631)	9,004	355	7,498	(40,781)	658	(951)	1,361
Net loss for the period	(15,478)	(3,332)	(13,120)	(2,399)	(51,941)	(8,333)	(7,419)	(3,276)
Per Common Share ($)
Net loss per common share
Basic and diluted	(0.18)	(0.04)	(0.16)	(0.03)	(0.92)	(0.21)	(0.21)	(0.10)
Common shares outstanding	84,052	84,052	83,973	83,485	82,101	52,808	38,794	35,287
Weighted average number of common shares outstanding	84,052	84,038	83,608	82,973	56,680	40,172	36,079	32,551

Summary of Quarterly Results
The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of R&D costs associated with the clinical development program, timing and amount of stock compensation expense and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.
The increase in R&D costs for the three months ended March 31, 2018 and for the quarters in 2017 primarily reflect expenses associated with our AURORA trial, including CRO and drug supply expenses.
Corporate, administration and business development costs included non-cash stock-based compensation expense of $1.33 million for the three months ended March 31, 2018, $656,000 for the three months ended December 31, 2017, $795,000 for the three months ended September 30, 2017, $718,000 for the three months ended June 30, 2017, and $1.08 million for the three months ended March 31, 2017. The three months ended March 31, 2017 also included a provision amount of $519,000 related to the departure of the former Chief Executive Officer (Charles Rowland) on February 6, 2017.
We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our common shares results in a loss on revaluation while a decrease results in a gain on revaluation.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2018 of $2.63 million primarily reflected an increase in our share price to $5.19 per share at March 31, 2018 compared to $4.53 per share at December 31, 2017.The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2017 of $9.01 million primarily reflected a decrease in our share price to $4.53 per common share at December 31, 2017 compared to $6.27 per share at September 30, 2017. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2017 of $7.50 million primarily reflected a decrease in our share price to $6.13 per common share at June 30, 2017 compared to $7.34 per common share at March 31, 2017. The change in the estimated fair value of derivative warrant liabilities of $40.78 million for the three months ended March 31, 2017 reflected the significant increase in our share price from $2.10 per common share at December 31, 2016 to $7.34 per common share at March 31, 2017.